SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]  Annual Report  Pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

For the fiscal year ended December 31, 2008

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  001-33519
                         ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          PS 401(k) PROFIT SHARING PLAN
                               701 Western Avenue
                             Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 PUBLIC STORAGE
                               701 Western Avenue
                             Glendale, CA 91201-2349

                          PS 401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE



                                TABLE OF CONTENTS

                                                                      Page



Report of Independent Registered Public Accounting Firm                  1


Financial Statements:

  Statements of Net Assets Available
    for Benefits at December 31, 2008 and 2007                           2

  Statement of Changes in Net Assets
    Available for Benefits for the year ended December 31, 2008          3

  Notes to Financial Statements                                     4 - 10


Supplemental Schedule:

  Schedule I - Schedule of Assets (Held at End of Year)                 11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PS 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the change in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP


Los Angeles, California
June 25, 2009

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                             At December 31,
                                                                  --------------------------------
                                                                      2008                2007
                                                                  -------------       ------------

  ASSETS
  Investments at fair value.....................................  $73,385,538         $86,520,986

  Receivables:
     Participant contributions..................................      128,969             128,082
     Employer contributions.....................................      269,153             212,573
     Dividends receivable.......................................            -             216,994
     Due from broker............................................      815,998             164,333
                                                                  -------------       ------------
  Total receivables.............................................    1,214,120             721,982
                                                                  -------------       ------------

  Total assets..................................................   74,599,658          87,242,968

  LIABILITIES
  Due to broker.................................................      886,807              86,828
                                                                  -------------       ------------
  Total liabilities.............................................      886,807              86,828
                                                                  -------------       ------------
  Net assets reflecting investments at fair value...............   73,712,851          87,156,140

  Adjustment from fair value to contract value for fully
     benefit-responsive investment contracts....................      529,102              27,544
                                                                  -------------       ------------
  Net assets available for benefits.............................  $74,241,953         $87,183,684
                                                                  =============       ============


                            See accompanying notes.
                                       2

                          PS 401(k) PROFIT SHARING PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2008

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:

      Investment income (loss):
        Net depreciation in fair value of investments......     $ (14,848,994)
        Interest income....................................           274,699
        Dividend income....................................         1,541,721
                                                                ---------------
                                                                  (13,032,574)
                                                                ---------------
      Contributions:
        Participant........................................         4,590,719
        Participant rollovers..............................           110,149
        Employer...........................................         2,325,559
                                                                ---------------
                                                                    7,026,427
                                                                ---------------
      Benefits paid to participants........................        (6,884,063)
      Administrative expenses..............................           (51,521)
                                                                ---------------
  Decrease in net assets available for benefits............       (12,941,731)
  Net assets available for benefits - beginning of year....        87,183,684
                                                                ---------------
  Net assets available for benefits - end of year..........     $  74,241,953
                                                                ===============

                            See accompanying notes.
                                       3

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


1.       Description of the Plan
         -----------------------

         General
         -------

         The PS 401(k) Profit Sharing Plan (the "Plan") encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries, collectively, (the "Company"). The following description of the Plan provides only general information. Participants should refer to the Plan documentation for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions. The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

         The Company appoints a committee to administer the Plan. At December 31, 2008, the Plan Administrative Committee is comprised of six officers of the Company with Wells Fargo Bank acting as Trustee (the "Trustee").

         Other significant provisions of the Plan are as follows:

         Contributions
         -------------

         Employee contributions to the Plan (voluntary contributions) are deferrals of the employee's compensation made through a direct reduction of compensation in each payroll period. During 2008, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans.

         The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document. The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation. The Company's aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document. Additional amounts may be contributed at the discretion of the Company. No such additional contributions were made in 2008.

         Vesting
         -------

         Since January 1, 2005, employee deferrals and the Company's matching contribution are 100% vested and non-forfeitable. With respect to
         Company contributions before January 1, 2005, each participant's account became 10% vested (non-forfeitable) after two years of service (as defined), 20% after three years of service and an additional 20% for each additional year of service thereafter.

         Participants in the Shurgard Plan were always 100% vested in both their contributions and Shurgard's and the Company's matching contributions. Participants in the Shurgard Plan vest in the Shurgard profit sharing contributions 33.34% after one year of service, 66.67% after two years of service and 100% vested after three years of service.

         Investment Options
         ------------------

         Since December 19, 2005, upon enrollment in the Plan, a participant may direct their contributions and holdings in any of the following investment options:

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


         1. Dodge & Cox International Stock Fund
         2. American Funds EuroPacific Growth Fund/R5
         3. American Funds Growth Fund of America/R5
         4. Oakmark Equity & Income I Fund
         5. PIMCO Total Return Institutional Fund
         6. Selected American Shares D
         7. T. Rowe Price Equity Income Fund
         8. T. Rowe Price Real Estate Fund (since October 31, 2006)
         9. Vanguard Explorer Admiral Fund
         10. Vanguard Extended Market Index Admiral Fund
         11. Vanguard Short Term Federal Admiral Fund
         12. Vanguard Windsor II Admiral Fund
         13. Vanguard 500 Index Admiral Fund (until January 1, 2007)
         14. Fidelity Contrafund (since January 1, 2007)
         15. Fidelity Diversified International Fund (since January 1, 2007)
         16. Fidelity Low Priced Stock Fund (since January 1, 2007)
         17. Fidelity Mid-Cap Stock Fund (since January 1, 2007)
         18. Fidelity Managed Income Portfolio Fund (from January 1, 2007 through December 4, 2007)
         19. Wells Fargo Stable Return Fund N6 (formerly Fund S) (from January 1, 2007 through June 23, 2008)
         20. Wells Fargo Stable Return Fund N4 (since June 23, 2008)
         21. Wells Fargo S&P 500 Index Fund HBP (since January 1, 2007)
         22. UBOC Stable Value B Fund (until December 4, 2007)
         23. Individually Directed Account

         Prior to December 19, 2005, participants had the option to direct contributions to the Company's securities. Effective December 19, 2005, participants no longer had that option. Existing holdings of the Company's securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant (see Note 6 for disclosure of the remaining holdings in the Company's securities).

         Distributions from the Trust Fund
         ---------------------------------

         Distributions of each participant's vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant's vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 1/2 years of age.

         Additionally, the Plan provides for hardship distributions (as defined) at the discretion of the Plan Administrative Committee.

         Generally, distributions are made no later than 60 days after the close of the Plan year in which the participant becomes eligible for such distributions. Under certain circumstances, participants enrolled in the Plan on or before December 31, 1983 may elect alternative distribution methods.

         Forfeited Accounts
         ------------------

         Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company's safe harbor matching contribution or (iii) reduce Plan expenses. During 2008, a total of $99,000 in non-vested amounts was forfeited and is expected to be used to reduce Plan administrative expenses for eligible Plan participants in future years.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


         During 2008, forfeitures of profit sharing contributions totaling $28,000 were used to restore amounts previously forfeited by former
         Company employees. Also during 2008, forfeitures of profit sharing contributions totaling $20,000 were used to reduce Plan administrative expenses for eligible Plan participants. These amounts represent forfeitures during Plan years 2007 and prior.

2.       Summary of Significant Accounting Principles
         --------------------------------------------

         Basis of Accounting
         -------------------

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

         Estimates
         ---------

         The  preparation  of  financial  statements  in  conformity  with  U.S.
         generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Income Tax Status
         -----------------

         The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under
         Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt. The Company has indicated it will take the necessary steps, if any, to maintain the Plan's qualified status.

         Recently Issued Accounting Standards
         ------------------------------------

         In 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157
         provides guidance for using fair value to measure assets and liabilities. The standard expands required disclosures about the extent to which the Plan measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. The Company adopted SFAS No. 157 on January 1, 2008 (see
         Note 4).

         In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4"). FSP 157-4 supersedes FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active ("FSP 157-3") and amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS No. 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. The Company is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan's financial statements.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


         Investment Valuation and Income Recognition
         -------------------------------------------

         The Plan's investments in Company equity securities and mutual funds are recorded at fair value as determined by the quoted market price on the last business day of the plan year. Common collective trusts are recorded at fair value based on the fair values of the underlying investments. The fair value of fully benefit-responsive investment net asset value which reflects the contracts included in common collective trust funds is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are recorded at their outstanding balance which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the payment date.

         The common collective trusts that invest in fully benefit-responsive investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

3.       Investments
         -----------

         Effective January 1, 2007, Wells Fargo Bank has custody of the investments under a non-discretionary trust agreement with the Plan.

         The following presents the fair value of investments at December 31, 2008 and 2007 that represent five percent (5%) or more of the Plan's net assets available for benefits:

                                                         2008           2007
                                                    -------------  -------------
         Wells Fargo Stable Return Fund             $  9,453,960   $  9,153,640
         Mutual Funds:
              Oakmark Equity & Income I                9,818,966     12,952,359
              Wells Fargo S&P 500                      5,314,154      9,116,758
              The Growth Fund of America               4,812,628      7,955,821
              Vanguard Short Term Federal Admiral      4,024,295              *
         Public Storage Common Shares                 19,950,366     19,491,603
         Public Storage Equity Shares, Series A        4,067,136              *

         * Investment was less than 5% of the Plan's net assets available for benefits at December 31, 2007.

         During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                      2008
                                                 -------------
            Mutual funds........................ $(15,768,841)
            Common and equity securities........      919,847
                                                 -------------
                Total                            $(14,848,994)
                                                 =============

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


4. The Plan adopted SFAS No. 157, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

         SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS No. 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

         Level 1 - Valuation is based on quoted prices in active markets for identical securities.

         Level 2 - Valuation is based upon other significant observable inputs.

         Level 3 - Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity). Level 3 inputs include the Company's own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

         The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

         The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2008:

                                     Assets at Fair Value as of December 31, 2008
                               ------------------------------------------------------------
                                    Level 1      Level 2       Level 3      Total
                               ------------------------------------------------------------

Common and preferred stock       $25,030,759    $     -      $        -    $25,030,759
Common/collective trust funds     14,768,115          -               -     14,768,115
Mutual funds                      33,559,727          -               -     33,559,727
Participant loans (a)                      -          -          26,937         26,937
                               ------------------------------------------------------------
Total assets at fair value       $73,358,601    $     -      $   26,937    $73,385,538
                               ============================================================

         (a) The change in participant loans from $49,890 at December 31, 2007 to $26,937 at December 31, 2008 is due entirely to participant loan repayments and defaults.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


5.       Administration Fees
         -------------------

         For the Plan year ended December 31, 2008, the Plan paid to the Trustee a quarterly participant fee of $2.50 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $51,521. The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

6.       Related Party Transactions
         --------------------------

         Prior to December 19, 2005, participants had the option of directing contributions to the Company's securities. The Company is the Plan sponsor as defined by the Plan document. While participants no longer have the option of directing contributions to the Company's securities, participants can continue to hold such investments and the Plan held the following shares in the Company's securities from contributions prior to December 19, 2005:

                                               At December 31, 2008             At December 31, 2007
                                         -------------------------------    -----------------------------
                                             Shares        Fair Value         Shares         Fair Value
                                         -------------  ----------------    ------------  ---------------
Public Storage Common Shares                 250,948    $  19,950,366          265,517    $ 19,491,603
Public Storage Equity Shares, Series A       169,464        4,067,136          155,641       3,891,015
Public Storage Preferred Shares               12,234          239,187                -               -
PS Business Parks Common Stock                 8,653          386,443            8,864         465,803
PS Business Parks Preferred Stock              6,645          109,557                -               -
                                         -------------  ----------------    ------------  ---------------
Totals                                       447,944    $  24,752,689          430,022    $ 23,848,421
                                         =============  ================    ============  ===============

         Wells Fargo Stable Return Fund N4 and Wells Fargo Short Term Investment Fund G are money market funds offered by the Plan's Trustee. At December 31, 2008, Plan participants held $9,453,960 and $786,882, respectively, in these investment selections. Wells Fargo S&P 500 Index Fund N is an index fund offered by the Plan's Trustee that invests in equity securities of companies that comprise the S&P 500 Index. At December 31, 2008, Plan participants held $5,314,154 in this investment selection.

                          PS 401(k) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2008


7.       Risks and Uncertainties
         -----------------------

         The Plan provides for investment in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

8.       Concentrations
         --------------

         Investments in the Company's securities comprised approximately of 34% and 28% of the Plan's total investments as of December 31, 2008 and 2007, respectively.

9.       Plan Amendments
         ---------------

         Effective January 1, 2008, the Plan was amended to incorporate the following changes:

             o The  definition  of  compensation  has been  revised  to  include certain types of post-severance payments including pay for regular services performed, if such payments would have been paid prior to the employee's severance from employment, and pay for unused vacation, sick or other leave.
             o The  definition  of  hardship  withdrawals  has been  expanded to include payments for certain medical, education and burial or funeral expenses.
             o Participants  may choose to directly  rollover their  participant accounts to a Roth IRA. Prior to January 1, 2010, participants may only select this option if they fall with the income limits of converting a traditional IRA to a Roth IRA. After January 1, 2010, the income limits will no longer be applicable.

10.      Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                                      2008             2007
                                                                 ---------------  ---------------
         Net assets available for benefits per the
           financial statements                                  $  74,241,953    $  87,183,684
         Less: Adjustment from fair value to contract value
           for fully benefit-responsive investment contracts          (529,102)         (27,544)
                                                                 ---------------  ---------------
         Net assets available for benefits per the Form 5500     $  73,712,851    $  87,156,140
                                                                 ===============  ===============

                            SUPPLEMENTAL INFORMATION

                                   SCHEDULE I

                          PS 401(k) PROFIT SHARING PLAN
                              SCHEDULE H, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2008

                   Employer Identification Number: 95-3551121
                                Plan Number: 001

(a)                          (b)                                        (c)                              (e)

                                                          Description of investment including
          Identity of issue, borrower, lessor, or           maturity date, rate of interest,             Current
                       similar party                        collateral, par or maturity date              Value
        -----------------------------------------   ---------------------------------------------   -----------------
*       Wells Fargo                                  Wells Fargo Stable Return Fund N4                $  9,453,961
*       Wells Fargo                                  Wells Fargo Short Term Investment Fund G              786,883
*       Wells Fargo                                  Wells Fargo S&P 500 Index Fund N                    5,314,154
        Dodge & Cox Funds                            Dodge & Cox International Stock Fund                1,634,438
        American Funds                               EuroPacific Growth Fund                               602,617
        American Funds                               The Growth Fund of America                          4,812,628
        Fidelity Investments                         Fidelity Contra Fund                                  568,716
        Fidelity Investments                         Fidelity Diversified International Fund               619,685
        Fidelity Investments                         Fidelity Low Price Stock Fund                         345,208
        Fidelity Investments                         Fidelity Mid-Cap Stock Fund Spartan                   542,937
        The Oakmark Funds                            Equity & Income I Fund                              9,818,966
        PIMCO Funds                                  PIMCO Total Return Institutional Fund               3,191,097
        Selected American Funds                      Selected American D Fund                            1,415,651
        T. Rowe Price                                T. Rowe Price Equity Income Fund                      509,256
        T. Rowe Price                                T. Rowe Price Real Estate Fund                        727,184
        The Vanguard Group Mutual Funds              Explorer Admiral Fund                               1,588,172
        The Vanguard Group Mutual Funds              Extended Market Index Admiral Fund                    419,255
        The Vanguard Group Mutual Funds              Short Term Federal Admiral Fund                     4,024,295
        The Vanguard Group Mutual Funds              Windsor II Admiral Fund                             1,626,460
*       Public Storage                               Company common shares                              19,950,366
*       Public Storage                               Company equity shares                               4,067,136
*       Public Storage                               Company preferred shares                              239,187
*       PS Business Parks, Inc.                      Company common stock                                  386,443
*       PS Business Parks, Inc.                      Company preferred stock                               109,557
        Individually directed accounts               Various investment securities                         604,349
*       Participant loans                            Interest rates from 5.0% to 8.75%, due
                                                     through October 2015                                   26,937
                                                                                                    -----------------
        Total Investments                                                                             $ 73,385,538
                                                                                                    =================

*        Indicates  a  party-in-interest  of the  Plan.
         Note: As all Plan investments are participant directed, column (d) providing certain participant directed transaction cost information is not applicable and has been omitted.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement in Post-effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-4 (No. 333-141488) for the registration of common shares of beneficial interest pertaining to the PS 401(k) Profit Sharing Plan of Public Storage of our report dated June 25, 2009, with respect to the financial statements and schedule of the PS 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.


                                                           /s/ Ernst & Young LLP



Los Angeles, California
June 25, 2009

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        PS 401(k) PROFIT SHARING PLAN

Date: June 25, 2009

                                        By: /s/ Candace Krol
                                            ----------------------------------
                                            Candace Krol
                                            Chairman, Administrative Committee